FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

June 23, 2005

Commission File Number: 1-14966

CNOOC Limited
(Translation of registrant’s name into English)

65th Floor
Bank of China Tower
One Garden Road
Central, Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T

Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

CNOOC Limited

TABLE OF CONTENTS

Item

1.	Press announcement, dated 22 June 2005, published pursuant to Hong Kong Stock Exchange rules

2.	Investor Presentation

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
(Stock Code: 883)

ANNOUNCEMENT

Further to the Company’s announcement dated 7 June 2005, the Company wishes to announce that it has on 22 June 2005 proposed a merger with Unocal offering US$67 in cash per Unocal share. The offer values Unocal at approximately US$18.5 billion and represents a premium for Unocal’s shareholders of approximately US$1.5 billion over the value of Chevron Corporation’s offer for Unocal (which was announced on 4 April 2005) based on the closing price of Chevron Corporation’s shares on the New York Stock Exchange on 21 June 2005.

The Company is currently proposing to engage in confidential discussions with Unocal. Such discussions (if any) will be preliminary. No definitive agreement has been signed by the parties. The Merger Proposal is also subject to negotiation and execution of a mutually acceptable merger agreement. Accordingly, there can be no assurance that the Merger Proposal will be accepted by Unocal.

The Company will provide updates on developments with Unocal by way of further announcements and will release a formal announcement in accordance with Chapter 14 of the Listing Rules if any definitive agreements are entered into.

The Company is advised by Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities (Asia Pacific) Ltd. in relation to the Merger Proposal. N M Rothschild & Sons (Hong Kong) Limited also assisted the Board’s independent non-executive directors in their review of the transaction.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

MERGER PROPOSAL

Further to the Company’s announcement dated 7 June 2005, CNOOC Limited (the “Company”) wishes to announce that it has on 22 June 2005 proposed a merger with Unocal Corporation (“Unocal”) offering US$67 in cash per Unocal share (the “Merger Proposal”). The offer values Unocal at approximately US$18.5 billion and represents a premium for Unocal’s shareholders of approximately US$1.5 billion over the value of Chevron Corporation’s offer for Unocal (which was announced on 4 April 2005) based on the closing price of Chevron Corporation’s shares on the New York Stock Exchange on 21 June 2005.

The Company is currently proposing to engage in confidential discussions with Unocal. Such discussions (if any) will be preliminary. No definitive agreement has been signed by the parties. The Merger Proposal is also subject to negotiation and execution of a mutually acceptable merger agreement. Accordingly, there can be no assurance that the Merger Proposal will be accepted by Unocal. In the event that such discussions are successful and if and when definitive agreements are entered into, it is anticipated that the transaction will constitute a Very Substantial Acquisition for the Company.

1

The Board believes that, if the Merger Proposal proceeds, the combined company will have a leading position in the Asian energy market and an expanded role in the development of China’s liquefied natural gas (LNG) market. The combination is expected to more than double the Company’s oil and gas production and increase its reserves by nearly 80% to approximately four billion barrels of oil equivalent. Approximately 70% of Unocal’s current proved oil and gas reserves are in Asia and the Caspian region. It is expected that the merged company would also have an improved oil and gas balance, with total reserves of approximately 53% oil and 47% natural gas1.

FINANCING STRUCTURE

If the Merger Proposal proceeds, the Company expects the transaction to be earnings-per-share and cash flow accretive in the first year after completion. The Company also anticipates that it will maintain a strong, investment-grade credit rating. The proposed financing is structured to ensure that the Company will retain a strong balance sheet and maintain future financial flexibility. It is currently proposed that the transaction will be financed from the following sources:

  The Company’s cash resources of more than US$3 billion;

  Bridge loans provided by Goldman Sachs Credit Partners L.P. and J.P. Morgan Securities (Asia Pacific) Limited totalling US$3 billion, which are expected to be replaced by permanent debt financing in the form of bonds at or shortly after completion;

  Bridge loans from Industrial and Commercial Bank of China in the amount of US$6 billion, which are expected to be replaced by permanent debt financing in the form of term loans at or shortly after completion;

  A long-term, subordinated loan from the Company’s majority shareholder, China National Offshore Oil Corporation (the “Major Shareholder”), of US$4.5 billion, which is expected to receive equity treatment for credit ratings purposes; and

  A subordinated bridge loan from the Major Shareholder of US$2.5 billion, which is expected to be refinanced with equity within two years.

The Company has received financing commitment letters from each of the above lenders. As the Major Shareholder is a connected person to the Company, the long-term, subordinated loan and the subordinated bridge loan proposed to be provided by the Major Shareholder will constitute a connected transaction involving financial assistance to the Company under Chapter 14A of the Listing Rules. Given that no security over the assets of the Company or any of its subsidiaries will be granted in respect of the lending and that the terms of the lending (as proposed) are on normal commercial terms (or better, from the Company’s perspective), the lending falls within the exemption under rule 14A.65(4) of the Listing Rules. The Company is therefore exempted from the reporting, announcement and independent shareholders’ approval requirements under Chapter 14A of the Listing Rules in respect of the proposed financing from the Major Shareholder.

REASONS FOR AND BENEFITS OF THE MERGER PROPOSAL

The Board believes that, if the Merger Proposal proceeds, the merged group will benefit greatly from each of the companies’ complementary strengths. Reasons for and benefits of the Merger Proposal include:

  Platform for growth: The combination is expected to more than double the Company’s production and increase reserves by nearly 80%. The Company believes that Unocal has an attractive portfolio of development projects with a substantial growth profile.

  An Asia-focused energy company: Both companies are already primarily Asian businesses -

2

  together they will be a leader in one of the fastest growing regions in the world. It is estimated that around 85% of the combined reserves of the companies are located in Asia and the Caspian region.

  A leading regional gas business: Approximately sixty percent of Unocal’s reserves are natural gas (mostly in Asia). The Company currently has approximately 35% of its reserves in gas; it is estimated that the combined company will have a more balanced portfolio with reserves of approximately 53% oil and 47% natural gas. The Company believes that an improved oil and gas balance will reduce its exposure to commodity price cyclicality.

  The Company believes that China’s LNG market potential will allow it to accelerate the exploration and development of gas resources and position it as a long-term supplier to the Bontang LNG plant in Indonesia. This is an important part of the environmental drive to promote cleaner burning fuels.

  Optimizing investment programs: The Company expects to generate considerable synergies from the optimization of the combined exploration and capital investment programs of the two companies.

  Proven management and world-class technical expertise: The Company believes that Unocal has an excellent operational management team, and the Company can also draw on Unocal’s deepwater drilling and production expertise.

COMMITMENTS CONCERNING UNOCAL’s U.S. ASSETS

The Company is also committed to fully integrating its strong management team and workforce into the combined company. The Company has agreed to give the following assurances in relation to Unocal’s U.S. assets:

  The Company is willing to continue Unocal’s practice of selling and marketing all or substantially all of the oil and gas produced from Unocal’s U.S. properties in U.S. markets.

  The Company will seek to retain substantially all Unocal employees, including those in the U.S. This is in contrast to the existing Chevron Corporation proposal where Chevron Corporation has already announced plans to extract hundreds of millions of dollars of cost savings from the merger annually, including from employee layoffs.

  The Company hopes and will endeavor to persuade members of Unocal’s executive and operational management to join the management team of the combined company.

  The Company will accept and agree to the terms of Unocal’s recent settlement with the U.S. Federal Trade Commission relating to its patent rights in reformulated gasoline.

  The Company is confident that it will obtain Exon-Florio approval (being one of the U.S. regulatory approvals required if the Merger Proposal proceeds). To this end, the Company is willing to divest or take other actions with respect to any of Unocal’s non-E&P assets in North America to the extent such divestitures and actions would not give rise to a material adverse effect on Unocal, including considering special management arrangements for Unocal’s U.S. non-controlling, minority pipeline interests and its storage assets.

3

GENERAL

The Company will provide updates on developments with Unocal by way of further announcements and will release a formal announcement on the acquisition in accordance with Chapter 14 of the Listing Rules if any definitive agreements are entered into.

The Board is of the view and has confirmed that the Major Shareholder does not have any interest in the Merger Proposal which is different from the interest of the other shareholders of the Company. It is currently contemplated that the Major Shareholder will, under a voting agreement, covenant and agree with Unocal to vote in favour of any shareholders’ resolutions required to approve the Merger Proposal under Chapter 14 of the Listing Rules.

The Company is advised by Goldman Sachs (Asia) L.L.C. and J.P. Morgan Securities (Asia Pacific) Ltd. in relation to the Merger Proposal. N M Rothschild & Sons (Hong Kong) Limited also assisted the Board’s independent non-executive directors in their review of the transaction.

Shareholders and potential investors are advised to exercise caution when dealing in the shares of the Company.

Note: all financial information presented in this announcement is extracted from financial statements of the Company and Unocal for the year ended 31 December 2004.

As at the date of this announcement, the Board comprises of:

Executive Directors
Chengyu Fu (Chairman)
Han Luo
Shouwei Zhou
Guangqi Wu

Independent non-executive Directors:
Sung Hong Chiu
Professor Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius

By Order of the Board
CNOOC Limited
Yunshi Cao
Company Secretary

Hong Kong, 22 June 2005

[1]	All reserves data as at 31 December 2004 and all production data for the year ended 31 December 2004, as published in the Company’s and Unocal’s 2004 financial statements.

4

      CNOOC Limited and
    Unocal Corporation -
     An Asian E&P Leader

        June 23, 2005

Important Notice

This presentation contains statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.
The following important factors could affect future results and could cause those results to differ materially from those expressed in the forward-looking statements: whether a transaction with Unocal Corporation ("Unocal") will occur and the terms and conditions of any such transaction; the extent and timing of our ability to realize synergies from the transaction; the effect of the transaction on employees, customers and other persons that have a material commercial relationship with CNOOC Limited ("CNOOC Ltd.") or Unocal and our ability to maximize the value of those relationships; the possibility that the anticipated benefits from the acquisition cannot be fully realized; the possibility that costs or difficulties related to the integration of Unocal operations will be greater than expected; the impact of competition; the parties' ability to obtain required regulatory and other approvals in connection with the transaction; and other risk factors relating to our industry as detailed from time to time in each of CNOOC Ltd.'s and Unocal's reports filed with the SEC. In addition, future results could also differ materially from those expressed in the forward looking statements. You should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Unless legally required, CNOOC Ltd. undertakes no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. The financial information referred to in this presentation is based on public filings of CNOOC Ltd. and Unocal.

Unocal is an excellent strategic fit for CNOOC Ltd.

|X|      Company-transforming merger
        |X|      Doubles production and increases reserves by almost 80%
        |X|      World-class international portfolio
        |X|      Leadership position in Asia
        |X|      Complementary gas/LNG positions

|X|      Attractive financial outcome
        |X|      EPS and cash EPS accretive in first full year 2006
        |X|      Investment grade credit rating expected to be maintained

Key transaction terms

Form of transaction:        100% cash

Per share consideration:    $67 per Unocal share

Implied transaction value:  Equity value of approximately $18.5 billion

                            Enterprise value of approximately $19.6 billion1
Conditions:                 CNOOC Ltd. and Unocal Shareholder approvals
                            Exon-Florio approval in the U.S., antitrust approvals in
                            the U.S., and approvals in Canada and certain other
                            jurisdictions

Anticipated closing:        3 to 6 months from signing

1 Includes US$1.1bn net debt and minority interests as of 31 March 2005 (Source: Unocal company reports)

# Financing structure

| Acquisition financing (US$ billion) | |
|---|---|
| Cash on CNOOC Ltd. balance sheet | 3 |
| ICBC term loan | 6 |
| GS/JPM bridge loan | 3 |
| CNOOC Ltd. parent subordinated financing | |
| Sub loan[1] | 4.5 |
| Sub bridge loan | 2.5 |
| **Total** | 19 |

| Permanent financing post closing (US$ billion) | |
|---|---|
| ICBC term loan | 6 |
| Corporate bonds | 3 |
| Parent sub loan[1] | 4.5 |
| Equity financing | 2.5 |
| **Total** | 16 |

[1] Subordinated and expected to receive significant equity credit

**Achieving financing objectives**

- Solid investment grade credit profile
- Simple execution and low cost
- Certainty of acquisition financing

- Maximize earnings accretion
- Ensure sufficient liquidity and financial flexibility

CNOOC LTD. AND UNOCAL CORP. — AN ASIAN E&P LEADER

CNOOC LTD. 4

Milestone                                        Status/timing

|X|   Sign merger agreement with Unocal          |X|   Subject to Chevron merger agreement
                                                       and actions of Chevron and Unocal

|X|   U.S. regulatory approvals                  |X|   HSR  Signing + 35 days (estimated)
        |X|   Hart-Scott-Rodino                         Exon-Florio  Signing + 90 days (estimated)
        |X|   Exon-Florio

|X|   Other material government approvals        |X|   Expected to be within the above timeframes
                                                 |X|   Signing + 3-6 months
|X|   CNOOC Ltd./Unocal shareholders' meetings

Agenda

   Transaction overview                  6

   Unocal overview                      12

   Integration planning                 18

   Conclusion                           21

   Appendix                             24

# Transaction valuation is in line with industry trading multiples

**Industry trading multiples[1]**

| (US$ billion) | Unocal Transaction Valuation ($67/share) | CNOOC Ltd. current | Large-cap Independent International E&P[2] | Asia E&P[3] |
|---|---|---|---|---|
| Equity value[4] | $18.5 | 22.0 | | |
| Net debt (inlc. minority)[5] | 1.1 | (1.3) | | |
| FV | 19.6 | 20.7 | | |
| P/E (x) | | | | |
| 2005 | 12.6x | 8.1x | 10.4x–15.4x | 10.0x–13.4x |
| FV/EBITDA (x) | | | | |
| 2005 | 4.4x | 4.4x | 4.7x–5.3x | 4.8x–5.7x |
| Firm value/reserve[6]<br>Unocal: 1,754 mmboe<br>CNOOC Ltd.: 2,230 mmboe | $11.2 | $9.3 | $12.2–$13.8 | $7.2–$13.1 |

[1] Based on consensus forecasts sourced from I/B/E/S and JCF, who are independent providers of market consensus forecasts derived from broker research; Market data as of close of trade on June 21, 2005

[2] Large-cap International E&P includes Devon, Apache, Burlington, Anadarko, Kerr McGee, XTO, EOG, Chesapeake, Murphy, Pioneer, Noble Energy, Questar, Newfield, Pogo Producing, BG Group, and Statoil. Presented ranges are based on 33rd to 67th percentile

[3] Asia E&P includes Petrochina, Sinopec, ONGC, Santos, Woodside, Medco, PTTEP, and Inpex. Presented ranges are based on 33rd to 67th percentile

[4] Unocal equity value calculated based on the Offer price of $67/share; CNOOC equity value is the market capitalisation as at 21 June 2005

[5] Net debt is derived from balance sheet data published in the latest company filings

[6] Entire firm value considered for this multiple; no downward adjustment for value of midstream and other non-reserve assets

TRANSACTION OVERVIEW

CNOOC LTD. 7

Creates an upstream leader

Source: Public company filings
Note:   Figures based on reported CNOOC Ltd. and Unocal financial data; summation calculation for illustrative purpose only and does not constitute pro-forma analysis

.... with a more balanced asset portfolio

      A more balanced oil/gas reserve profile reduces CNOOC Ltd.'s exposure to commodity price cyclicality

Source: Unocal and CNOOC Ltd. published information
Note:   Figures based on reported CNOOC Ltd. and Unocal financial data; summation calculation for illustrative purpose only and does not constitute pro-forma analysis

Transforms CNOOC Ltd. in size, scale and geographical footprint

  Approximately 70% of Unocal's assets are located in Asia and Caspian regions, which are strategic to CNOOC Ltd.

Source: Unocal and CNOOC Ltd. published information, website; figures as of year end 2004
Note:   Figures based on reported CNOOC Ltd. and Unocal financial data; summation calculation for illustrative purpose only and does not constitute pro-forma analysis
1 Unocal is currently conducting a process to sell the Canadian assets

Creates additional opportunities

|X|  Accelerate commercialization of Unocal's substantial gas resources
|X|  Optimize capital investment program to enhance return on investment
|X|  Apply Unocal's deepwater drilling capabilities and other expertise to
     CNOOC Ltd.'s portfolio
|X|  Integrate Unocal's staff: managerial and technical

Agenda

   Transaction overview                  6

   Unocal overview                      12

   Integration planning                 18

   Conclusion                           21

   Appendix                             24

# Unocal has a world-class E&P portfolio with a concentration in Asia

* Units indicated in footnote

**US**

| | Reserves | Production |
|---|---|---|
| Oil | 218 | 54 |
| Gas | 229 | 82 |
| **Total** | **447** | **136** |

**Canada**

| | Reserves | Production |
|---|---|---|
| Oil | 60 | 16 |
| Gas | 50 | 14 |
| **Total** | **110** | **30** |

**Azerbaijan and others**

| | Reserves | Production |
|---|---|---|
| Oil | 204 | 19 |
| Gas | 13 | 4 |
| **Total** | **217** | **23** |

**Asia**

| | Reserves | Production |
|---|---|---|
| Oil | 177 | 70 |
| Gas | 803 | 152 |
| **Total** | **980** | **222** |

**Unocal Proved Oil & Gas reserves (2004)**



Azerbaijan
and others
12%
US
25%
Canada [1]
6%
Asia
57%

Total = 1,754 mmboe

**Unocal Oil and Gas production (2004)**



Azerbaijan
and others
5%
US
33%
Canada [1]
7%
Asia
55%

Total = 150 mmboe

Source: Unocal company reports, Website

Note: All reserves are 1P (net entitlement) for 2004. All production figures are on a net entitlement basis. Reserves stated in mmboe and production in mboe/d unless otherwise stated

[1] Unocal is currently conducting a process to sell Canadian assets

UNOCAL OVERVIEW

CNOOC LTD. 13

# Unocal has an attractive portfolio of development projects with substantial growth profile



### Gulf of Mexico deepwater

- Mad Dog and K2 on stream H1 2005
- Multiple discoveries (St. Malo, Tobago, Trident, Puma) come online near the end of the decade

### Azerbaijan

- Phases 1 & 2 add ~750 mbbl/d by 2007
- Phase 3 (sanctioned 3Q04) adds ~300 mbbl/d by 2009

### Bangladesh

- Moulavi Bazaar on stream Q1 2005
- Bibiyana 4Q06 startup of 200mmcf/d, doubling by 2008

### Vietnam

- 5-8 Tcf of gas (gross unrisked) could come online near the end of decade

### Indonesia deepwater

- Gendalo development 2008 - 2009
- Gehem/Ranggas development 2010—2011

### Thailand

- Thailand Oil expansion project 2005
- Start-up of third gas pipeline in 2Q06 significantly increases gas sales

▲ Production

● Exploration/Development

**Significant visible pipeline of projects supporting production growth**

Source: Unocal company reports, Website

UNOCAL OVERVIEW

CNOOC LTD. 14

Unocal LNG assets will be commercialized more efficiently when combined with CNOOC Ltd.

Approximately 75% of Unocal's gas reserves are in Asia

*Per Heads of Agreement
Source: Unocal company reports, Website

Unocal offers CNOOC Ltd. a presence in North America with an attractive GOM deepwater portfolio

Alaska (US)
|X|      29 mboe/d production
|X|      Main positions in North Slope and Cook Inlet

Canada
|X|      110 mmboe proved reserves
|X|      30 mboe/d production
|X|      10.1 R/P, 45% gas reserves
|X|      Activities concentrated in Alberta and Saskatchewan

United States (overall)
|X|      Comprises Lower 48, Alaska, GOM Shelf and deepwater assets
|X|      447 mmboe proved reserves
|X|      136 mboe/d production

Pure (lower 48)
|X|      54 mboe/d production
|X|      Stable producing assets mainly in Permian and San Juan Basins

GOM Shelf
|X|      54 mboe/d production

GOM deepwater
|X|      Production initiated at Mad Dog and K2 in 1Q/2Q 05 with 4Q net production estimated at 10-12 mboe/d
|X|      New discoveries at St Malo, Trident/Tobago, Puma

Note: Reserve and production figures as of 12/31/04
Source: Unocal company reports, Website

Unocal's operating and technical strengths
|X|  Leading operational capabilities
     |X|      World-class deepwater drilling - efficient and low-cost
     |X|      Repeatable, low-cost platform design and installation
     |X|      Integrated reservoir management

|X|      World-class technical expertise
     |X|      Sub-salt seismic imaging
     |X|      Detailed reservoir visualization
     |X|      Enhanced seismic processing

Agenda

Integration planning

Short-term integration objectives

|X|  The primary objective is to maintain the stability of Unocal's operations post-transaction
     |X|      Retain most of the senior management, give high-level autonomy
     |X|      Maintain current operations
     |X|      Minimize Unocal management distraction and aim to retain its competitive advantages

|X|  Establishment of Steering Committee to be chaired by CNOOC Ltd. senior executive and with representation of key managers from Unocal
     |X|      Frequent meetings to discuss operational cooperation
     |X|      Subcommittees to cover various functional areas such as synergy and integration
     |X|      Explore synergy opportunities that do not require major integration/restructuring
     |X|      Technology transfer, E&P capital program optimization

Pro forma organization structure

|X|      Complementary organizational structure
|X|      Merger of Indonesian operations over time

Agenda

Conclusion

Merger with Unocal fits CNOOC Ltd.'s strategy

CNOOC Ltd. strategies                        How Unocal fits CNOOC Ltd.'s strategy
Focus on production and                      |X|      79% increase in reserves and doubling
reserve growth                                        of production
                                             |X|      Substantially visible pipeline of
                                                      development projects
                                             |X|      Prospective resources provide source
                                                      of longer-term growth
                                             |X|      Sustain exploration focus and seek opportunities in
                                                      new geographic regions
                                             |X|      Substantial deepwater Indonesia and GOM drilling
                                                      inventory (prospective acreage of 16 million acres
                                                      worldwide)

Develop and expand                           |X|      140% increase in gas reserves and over 400%
natural gas business                                  increase in gas production
                                             |X|      Opportunity to substantially increase supply to
                                                      Bontang, underpinned by LNG China market potential
                                             |X|      World-class positions in Indonesia and Thailand
                                             |X|      Application of Unocal drilling expertise
                                                      (fast-track, deepwater) and other technologies

Maintain industry leading                    |X|      Expected to maintain solid investment grade credit
cost management and financial                         ratings
discipline                                   |X|      EPS and cash EPS accretion expected in first full
                                                      year
                                             |X|      Consideration will be given to commodity hedging
                                             |X|      Opportunity to optimize combined exploration budget

CNOOC Ltd. and Unocal - a compelling merger

CNOOC    UNOCAL 76

Scale
|X|      Size and scale
|X|      Expands and diversifies geographic footprint
|X|      Leading Asian E&P company

Industrial logic
|X|      Strategic fit with CNOOC Ltd.’s gas strategy
|X|      Balanced oil/gas portfolio mix
|X|      Strong and highly visible production growth profile

Value creation opportunities
|X|      Exploration upside
|X|      Accelerated  commercialization of gas resources
|X|      Application of deepwater technology

Enhanced skill base
|X|      Experienced management
|X|      Leading operational capabilities
|X|      World class technical expertise

Agenda

Appendix
[X]Profile of key Unocal assets

Unocal's extensive resources in Indonesia position it to become a major supplier to Bontang LNG

Capacity overview1

1 Source: Unocal company reports, Website

Development of significant deepwater gas resources
|X|      Varying interests in 12 offshore PSCs covering approximately 7 million acres
|X|      Opportunity to materially increase gas sales to Bontang
|X|      Opportunity to replace existing contracts beyond 2010
|X|      Increase in the share of supply to Bontang driven by development of 3 identified hubs
|X|      West Seno Hub is Indonesia's first deepwater production project, began production in August 2003
|X|      Gendalo Hub expected to commence production between 2008-2010, followed by the Gehem Hub by 2011-12
|X|      Gendalo and Gehem expected to supply Bontang for a combined 20 years
|X|      Continued deepwater exploration planned

Unocal is the leading gas producer in Thailand, one of the region's fastest growing markets

Future growth in Thailand production (mboe/d)
1 Source PTT Investor presentation, PTT Website
2 As per Heads of Agreement, Unocal Website

Future growth in Thailand domestic gas demand
|X|      Gas demand driven by an expanding economy

|X|      Future gas demand in Thailand is expected to grow at a CAGR
         (2004-2015) of 7%1
         |X|      Gas demand forecast of 5.5 bcf/d in 20151

Unocal Gulf of Thailand contract volumes expected to increase mmcf/d
                 ----------------------------
 Date             Gross                Net
---------------------------------------------
 2004                                  642
 July 20062       1,220                670
 Beyond 20062     1,610                920
---------------------------------------------

ACG stake provides for participation in one of the world's largest oil gas projects

Strategic (1,762 km) transportation route to Mediterranean (B-T-C)
Main export pipeline (B-T-C)
Planned crude capacity of 1 mmbbl/d
Project to be completed some time in Q2 or Q305

Source: Unocal company reports, Website

AIOC Contract Area
|X|      Estimated 5 to 7 billion barrels of oil gross recoverable oil by 2024
|X|      Unocal has 10.28% interest
|X|      Gross production expected to be more than 230 mbbl/d in 2005, rising to
         670 mbbl/d in 2007 and over 1 mmbbl/d by 2009
         |X|      Phases 1 & 2 add 750,000 bbl/d at peak - under construction
         |X|      Phase 3 adds 300,000 bbl/d at peak - sanctioned 9/20/2004

Unocal has an attractive position in the Gulf of Mexico with substantial upside from deepwater

Source: Unocal company reports, Website

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNOOC Limited

Date:	June 23, 2005	By:	/s/ Cao Yunshi

			Name:	Cao Yunshi
			Title:	Company Secretary